FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of SEPTEMBER, 2006

LUND GOLD LTD.  (File #0-29960)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

➢

Lund Gold Ltd. – Notice of Annual General Meeting of Shareholders.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

LUND GOLD LTD.

(Registrant)

Date:

October 6, 2006

By:

“James G. Stewart”

 James G. Stewart

Its:        Secretary

(Title)

LUND GOLD LTD.
Suite 2000, Guinness Tower
1055 West Hastings Street	Phone: (604) 331-8772
Vancouver, B.C. V6E 2E9	Fax: (604) 331-8773

October 5, 2006

SECURITIES AND EXCHANGE COMMISSION	VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

Lund Gold Ltd. – (File #0-29960)

Form 6-K

On behalf of Lund Gold Ltd., a corporation under the laws of British Columbia, Canada, we enclose for filing, on EDGAR, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

LUND GOLD LTD.

“James G. Stewart”

per:

James G. Stewart

Secretary

Enclosures

cc:

Standard & Poor's Corporation (w. 3 copies)

OTCBB Filings, Attention:  Ms. Pam Morris

Miller Thomson, Attention:  Mr. Rupert Legge

LUND GOLD LTD.

Suite 2000 - 1055 West Hastings Street, Vancouver, B.C., V6E 2E9   Tel: (604)331-8772  Fax: (604)331-8773

September 18, 2006

To:

All Applicable Securities Commissions

“VIA  SEDAR”

and

To:

TSX Venture Exchange

Dear Sirs:

Re:

Annual General Meeting of Shareholders

We advise that the directors of the Company have fixed the record and meeting dates for the Annual General Meeting of Shareholders as follows:

1.	Meeting Type	:	Annual General Meeting
2.	Class of Securities Entitled to Receive Notice:	:	Common Shares
3.	Class of Securities Entitled to Vote	:	Common Shares
4.	CUSIP Number:	:	550367106
5.	ISIN:	:	CA 550367 106 0
6.	Record Date for Notice	:	October 13, 2006
7.	Record Date for Voting	:	October 13, 2006
8.	Beneficial Ownership Determination Date	:	October 13, 2006
9.	Meeting Date	:	December 5, 2006
10.	Meeting Location	:	Vancouver, BC

If you require any further information, please contact the undersigned.

Yours sincerely,

LUND GOLD LTD.

“Elizabeth Anderson”

Elizabeth Anderson

Administrative Assistant

/ea

cc:

British Columbia Securities Commission (via SEDAR)

Alberta Securities Commission (via SEDAR)

Mita Garcia, Computershare Investor Services Inc. (Fax #604-661-9401)

Rupert Legge, Miller Thomson (Fax #604-643-1200)

David Harris, Davidson & Company, Chartered Accountants (Fax #604-687-6172)

U.S. Regulatory Authorities (with Form 6K)

James G. Stewart/Naomi Corrigan/Sandra Hjerpe/Sandra Minguer